SETTLEMENT AGREEMENT

BETWEEN:

NORSEMONT MINING INC.

(the "Corporation")

AND:

MOSAM VENTURES INC.

("Mosam")

AND:

MARC LEVY

("Levy")

WHEREAS:

A. The Corporation and Mosam entered into a Management Services Agreement (the "Management Agreement") on or about July 1, 2006;

B. Pursuant to the Management Agreement, Mosam provided to the Corporation the services of Levy as Chief Executive Officer of the Corporation and Chairman of the Board of Directors of the Corporation;

C. The Corporation and Mosam have agreed to terminate the Management Agreement effective June 1, 2007; and

D. The Corporation, Mosam, and Levy have reached the following agreement as full and final resolution of any and all matters pertaining to the Management Agreement, its termination and any other matters outstanding between the parties.

NOW THEREFORE the Corporation, Mosam, and Levy agree as follows:

1. Subject to the terms of this Settlement Agreement, the Management Agreement shall terminate, effective June 1, 2007;

2. Subject to the terms of this Settlement Agreement, Levy shall resign as Chief Executive Officer of the Corporation, effective June 1, 2007;

3. Subject to the terms of this Settlement Agreement, Levy shall resign as Chairman of the Board of Directors of the Corporation within 90 days of the date of this Settlement Agreement, or upon such earlier date as may be required by the Corporation in its sole discretion;

4. Subject to the terms of this Settlement Agreement, Levy shall resign as a Director of the Corporation within 90 days of the date of this Settlement Agreement, or upon such earlier date as may be required by the Corporation in its sole discretion;

5. Following the date of this Settlement Agreement, Levy shall co-operate with the Corporation in relation to reasonable requests for assistance, including (but not limited to) assisting the Corporation with the James Kelly litigation that is currently before the British Columbia Supreme Court. Levy shall be entitled to reimbursement for all out-of-pocket expenses reasonably incurred by him in relation to such reasonable requests;

6. The Corporation shall pay to Mosam the sum of $288,000 (Can.). This amount shall be paid in 24 equal installments, but at least 6 equal installments ($72,000.00) shall be paid within 3 months of the date of this Settlement Agreement, with the remaining 18 equal installments ($216,000.00) paid within 24 months of the date of this Settlement Agreement, unless accelerated upon the mutual agreement of the Corporation and Mosam.

7. As long as Levy remains on the Board of Directors of the Corporation, the Corporation will provide Mosam and/or Levy with the use of an office, computer, other reasonable office equipment, reasonable administrative support and parking, at the Corporation's sole expense;

8. Levy will be granted the option to purchase 200,000 common shares in the Corporation in accordance with the terms of an agreement of even date between the Corporation and Levy, Art Freeze, Brian Kerzner, and Tony Ricci, a copy of which is attached as Schedule "A" (the "Directors Agreement") to this Settlement Agreement;

9. The Corporation shall immediately vest all unvested options held by Levy and/or Mosam in the Corporation, in accordance with the terms of the Directors Agreement. For certainty, these options are set out in Schedule "B" to this Settlement Agreement.

10. In this Settlement Agreement, "Confidential Information" means commercially or competitive sensitive information concerning the business and affairs of the Corporation, including information concerning the finances, employees, technology, processes, facilities, products, suppliers, customers and markets of the Corporation;

11. Mosam and Levy acknowledge that by reason of their services to the Corporation, Levy and Mosam have had access to Confidential Information;

12. Mosam and Levy covenant and agree that they will not, except as required by law, provide access to, or use for any purpose other than the purposes of the Corporation, any of the Corporation's Confidential Information and that the Corporation's business would be irreparably harmed if such Confidential Information was disclosed to, or used by, any person outside the Corporation's employ;

13. Mosam and Levy acknowledge and agree that the right to maintain the absolute secrecy of its Confidential Information is a proprietary right which the Corporation is entitled to protect;

14. Mosam and Levy covenant and agree that for a period of 24 months following the termination of the Management Agreement, they will not, whether as principal, agent, director of a company or employee, carry on any business, or be engaged or employed in any business, that competes with the Corporation. For the purposes of this Settlement Agreement, a business will be competitive to the Corporation if it is involved in mineral exploration in the same jurisdiction as the Corporation, unless it is listed in Schedule "C" to this Settlement Agreement;

15. Mosam and Levy covenant and agree that for a period of 24 months following the termination of the Management Agreement, they shall not, whether individually or in partnership or jointly or in conjunction with any person or persons, as principal, agent, shareholder, officer, employee or in any other manner whatsoever, seek in any way to persuade or entice any employee or full time contractor of the Corporation to leave that employment or contract;

16. Mosam and Levy acknowledge and agree that a breach of any of the covenants contained in paragraphs 10 to 15 of this Settlement Agreement would result in irreparable harm to the Corporation that could not adequately be compensated by way of a damage award;

17. Mosam and Levy agree that in the event of any such breach, in addition to all other remedies available to the Corporation at law or in equity, the Corporation shall be entitled as a matter of right to obtain from a court of competent jurisdiction such relief by way of restraining order, injunction, decree or otherwise as may be appropriate to ensure compliance with the provisions of paragraphs 10 to 15 of this Settlement Agreement;

18. Nothing contained in this Settlement Agreement shall be considered to be an admission of liability or wrongdoing on the part of any of the parties;

19. Subject to receipt of the consideration contemplated by this Settlement Agreement, Mosam and Levy do hereby remise, release and forever discharge the Corporation, its board members, administrators, employees and agents, and their heirs, executors, administrators, successors and assigns (the "Releasees") of and from any and all manner of claims, applications, complaints, grievances, actions, causes of action, suits, contracts, damages, costs and expenses of any nature or kind whatsoever, whether in law or in equity, including any and all claims under the *Human Rights Code* or the *Employment Standards Act*, which as against the Corporation, the Releasees or any of them, Mosam and Levy ever had, now have, or at any time hereafter can, shall or may have, by reason of or arising out of any cause, matter or thing whatsoever occurring or existing up to and inclusive to the date of this Settlement Agreement pertaining to, or arising directly or indirectly from, the Management Agreement, and its termination;

20. Mosam and Levy hereby agree not to make any claim or take any proceeding whatsoever, in any forum, against the Corporation, the Releasees or any of them, or against any other person, company, corporation or other legal entity who might claim contribution or indemnity from the Corporation, the Releasees or any of them, in connection with any cause, matter or thing whatsoever occurring or existing up to and inclusive of the date of this Settlement Agreement pertaining to, or arising directly or indirectly from, the Management Agreement and its termination;

21. The Corporation hereby remises, releases and forever discharges Mosam, its board members, administrators, employees and agents as well as Levy, their heirs, executors, administrators, employees and assigns (the "Releasees") of and from any and all manner of claims, applications, complaints, grievances, actions, causes of action, suits, contracts, damages, costs and expenses of any nature or kind whatsoever, whether in law or in equity, existing up to and inclusive of the date of this Settlement Agreement;

22. The Corporation hereby agrees not to make any claim or take any proceedings whatsoever, in any forum against Mosam or Levy or against any person, company, corporation, or other legal entity who might claim contribution or indemnity from Mosam, Levy or the Releasees referred to in paragraph 19 of this Settlement Agreement, or any of them, in connection with any cause, matter or thing whatsoever occurring or existing up to and inclusive of the date of this Settlement Agreement;

23. The parties agree that nothing in this Settlement Agreement shall prevent them from enforcing the terms of this Settlement Agreement;

24. The parties agree that the terms of this Settlement Agreement are strictly confidential, and that they will not disclose such terms or distribute copies of this Settlement Agreement to anyone at all, save (to the extent necessary) their professional advisors, pursuant to an order of a court of competent jurisdiction, or

as required by law. It is agreed that Mosam and the Corporation may notify their respective boards, auditors and trustees of the terms of this Settlement Agreement, on the condition that they agree to maintain the confidence of this Settlement Agreement. The parties further agree that a breach of this provision could cause irreparable harm to Mosam and/or Levy that could not be adequately compensated for by a damage award and that in the event of a breach in addition to all other remedies available to Mosam and/or Levy at law or in equity, Levy and/or Mosam shall be entitled as a matter of right to obtain from a court of competent jurisdiction such relief by way of restraining order, injunctions, decree, or otherwise as may be appropriate to ensure compliance with this paragraph;

25. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and shall in all respects be treated as a British Columbia contract;

26. All paragraphs and covenants contained in this Settlement Agreement are severable, and in the event that any of them shall be held to be invalid, unenforceable or void by a court of competent jurisdiction, such paragraphs or covenants shall be severed and the remainder of this Settlement Agreement shall remain in full force and effect;

27. Notwithstanding paragraph 26 above, Mosam and Levy agree that the restrictions contained in paragraphs 10 to 15 of this Settlement Agreement are reasonable and valid and that, in the event that any of the covenants or restrictions contained in paragraphs 10 to 15 are held to be invalid, unenforceable or void by a court of competent jurisdiction as going beyond what is reasonable in all of the circumstances for the protection of the interests of the Corporation, but would be valid and/or enforceable if some portion relating to scope, period or application were deleted and/or reduced and/or modified, the said covenant or restriction shall apply with such deletion and/or reduction and/or modification as may be necessary to make it valid and/or enforceable;

28. The parties acknowledge and agree that this Settlement Agreement has been executed by each of them in consideration of the mutual premises and covenants herein contained, and for other good and valuable consideration;

29. This Settlement Agreement contains the entire agreement between the parties regarding their settlement. Its terms are contractual and not a recital;

30. All of the parties hereto hereby represent and declare that each of them has read and understands this Settlement Agreement, and that each of them has had an opportunity to obtain independent legal advice regarding its contents.

IN WITNESS WHEREOF this Settlement Agreement has been executed by the parties hereto effective the day, month and year first above written.

The corporate seal of **NORSEMONT MINING INC.** was hereunto affixed in the presence of: ____________________________ **Authorized Signatory**	)	C/S
The corporate seal of **MOSAM VENTURES INC.** was hereunto affixed in the presence of: ____________________________ **Authorized Signatory**	)	C/S
SIGNED, SEALED AND DELIVERED by **MARC LEVY** in the presence of: ____________________________ Name ____________________________ Address ____________________________ Occupation	)	____________________________